FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Clark, Kim B.	2. Date of Event Requiring Statement Month/Day/Year 04/29/03	4. Issuer Name and Ticker or Trading Symbol The Black & Decker Corporation (BDK)
(Last) (First) (Middle) c/o The Black & Decker Corporation 701 East Joppa Rd	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Towson, MD 21286			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common stock	0
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Explanation of Responses:
By: /s/ Barbara B. Lucas Attorney-in-Fact **Signature of Reporting Person	04/30/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

 I hereby constitute and appoint Charles E. Fenton and Barbara B. Lucas, and each of them, with power of substitution, my true and lawful attorneys-in-fact with full power to sign and file for me, in my name and in my capacity as a director of The Black & Decker Corporation (the "Corporation"), any and all reports, forms, documents and other information required to be filed with the Securities and Exchange Commission (or any national securities exchange on which the Corporation's securities are listed) pursuant to the provisions of Section 16 of the Securities Exchange Act of 1934, as it may be amended from time to time.  The authority of my attorneys-in-fact under this Power of Attorney shall continue until I am no longer required to file reports, forms, documents or other information pursuant to Section 16 in respect of any ownership of or transactions in securities of the Corporation, unless earlier revoked in writing.

 WITNESS my signature this 18th day of February 2003.

       /s/ KIM B. CLARK

       Kim B. Clark

Signatures of Attorneys-in-Fact:

/s/ CHARLES E. FENTON

Charles E. Fenton

/s/ BARBARA B. LUCAS

Barbara B. Lucas

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